

06005970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/23/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta   Georgia   30327
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore J. Bender, III   404-841-3131
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200   Atlanta   Georgia   30309
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH D.C. 160 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Theodore J. Bender, III_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Croft & Bender, LLC_ , as of _December 31, 2005_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Managing Director
_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CROFT & BENDER LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2005

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2005

CONTENTS



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To The Members
Croft & Bender LLC

We have audited the accompanying statements of financial condition of **Croft & Bender LLC** (a Georgia limited liability company) as of December 31, 2005 and 2004, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

January 27, 2006

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

CROFT & BENDER LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash	$ 508,028	$ 118,789
Accounts receivable	33,547	41,854
Retainer fees receivable	-	15,000
Reimbursable expenses receivable	18,790	37,300
Due from related party	67,630	-
Total Current Assets	627,995	212,943
INVESTMENTS	30,348	99,749
FURNISHINGS AND EQUIPMENT, less accumulated depreciation of $265,919 in 2005 and $258,747 in 2004	67,341	50,729
OTHER ASSETS:		
Security deposits and other assets	6,602	6,602
Total Assets	$ 732,286	$ 370,023
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 45,873	$ 8,110
MEMBERS' EQUITY:		
Members' capital	40,000	40,000
Retained earnings	710,516	316,615
Unrealized gain (loss) on investment securities	(64,103)	5,298
Total Members' Equity	686,413	361,913
Total Liabilities and Members' Equity	$ 732,286	$ 370,023

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2005

REVENUES:	
Merger and acquisition fees	$ 2,703,191
Private placement, financial advisory fees, and other income	670,805
Management fees	282,068
Total Revenue	3,656,064
OPERATING EXPENSES:	
Salary and benefits expense	1,834,460
Office expense	164,578
Professional fees	143,426
Occupancy expense	114,215
Business development expense	42,799
Other operating expenses	42,191
Bad debt expense	30,300
Depreciation	7,172
Total Operating Expenses	2,379,141
Operating Income	1,276,923
OTHER INCOME:	
Interest income	16,978
NET INCOME	$ 1,293,901

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2005

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE, December 31, 2004	$ 40,000	$ 316,615	$ 5,298	$ 361,913
Comprehensive Income:				
Net income		1,293,901		1,293,901
Other comprehensive income -				
Change in unrealized gains (losses) on investment securities			(69,401)	(69,401)
Total Comprehensive Income				1,224,500
Distributions to members		(900,000)		(900,000)
BALANCE, December 31, 2005	$ 40,000	$ 710,516	$ (64,103)	$ 686,413

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,293,901
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	7,172
Changes in:	
Accounts receivable	8,307
Retainer fees receivable	15,000
Reimbursable expenses receivable	18,510
Accounts payable	37,763
Net Cash Provided By Operating Activities	1,380,653
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furnishings and equipment	(23,784)
Repayments from C & B Capital, II	(67,630)
Net Cash Used By Investing Activities	(91,414)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(900,000)
NET INCREASE IN CASH	389,239
CASH, BEGINNING OF YEAR	118,789
CASH, END OF YEAR	$ 508,028

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$ -

NON-CASH TRANSACTIONS:

In 2005, the Company wrote down a portion of their not readily marketable securities of $69,401 resulting in a change to unrealized gain (loss) on investment securities of the same amount.

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croft & Bender LLC (the "Company") began operations in 1996 and is engaged in the business of providing financial advisory services, including raising private equity and equity-related capital for companies and assisting companies with mergers and acquisitions. The Company also organized and manages C&B Capital, L.P. ("C&B Capital"), a private equity investment partnership. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other general financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2005, revenue was recognized from approximately 16 clients, and one client accounted for approximately 37% of revenues, excluding management fees. Approximately 12 financing and merger and acquisition engagement agreements with various clients were open at December 31, 2005.

The Company provides professional, administrative and support services for C&B Capital and receives a management fee based on (i). total capital commitments of the limited partners of C&B Capital during the initial investment period (five years from the final closing) and (ii). thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the fund's disposed investments. Management fees are paid quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are billed to the client periodically. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible. This method differs from U.S. generally accepted accounting principles, which calls for recording billable reimbursable expenses as revenue. Management considers the effect to be immaterial.

Cash

Cash represents withdrawable deposits in banks located in Georgia. From time to time, balances may exceed insured amounts.

Investments

Investments consist of equity securities, primarily those issued by the Company's clients. Investments that are not readily marketable and for which a fair value cannot reasonably be determined are carried at cost unless a permanent impairment of value is identified. If an active quoted market exists for securities, those securities are carried at estimated fair value.

Warrants

Warrants representing partial payment for the Company's services are sometimes issued to the Company by clients. At December 31, 2005, the Company was the holder of warrants, none of which are readily marketable, that have a total exercise cost of approximately $2.9 million and expire on various dates through 2015. The warrants, though held by and in the name of the Company, have been allocated to the owners, certain employees, and C&B Capital. Warrants, and the underlying securities to be received upon exercise of the warrants, are not valued unless there is a ready market for the warrants or their underlying securities. If a market subsequently develops, the warrants will be carried at estimated fair value.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three to thirty-nine years.

2.   **INVESTMENTS**

At December 31, 2005 and 2004, investments were as follows:

<u>Not Readily Marketable Securities</u>

	Cost	Carrying Amount
2004	$ 99,699	$ 94,401
2005	99,699	25,000

<u>Readily Marketable Securities</u>

	Cost	Fair Value
2004	$ 50	$ 5,348
2005	50	5,348

3.   **RELATED PARTY TRANSACTIONS**

The owners of the Company also the principal owners, and managing partners, of a company that is the general partner of C&B Capital. Management fees of $282,068, net of credits of $139,016 for project and success fees allocated to C&B Capital, were earned from C&B Capital in 2005.

The members of the Company sit on the boards of directors of some of the clients of the Company and may from time to time enter into commercial arrangements with clients or vendors which have board members or employees that are related to members of the Company.

CROFT & BENDER LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

4. **SIMPLIFIED EMPLOYEE PENSION PLAN**

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contribution to the plan was $38,571 in 2005.

5. **LEASES**

The Company has various operating lease agreements for office space and certain office equipment. Rental expense for 2005 was $112,839. The minimum future rental payments under these leases are as follows:

Year		Amount
2006	$	110,120
2007		107,522
2008		108,494
2009		107,632
2010		8,991
Total minimum future rental payments	$	442,759

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2005, the ratio of aggregate indebtedness to net capital was 0.10 to one, and net capital was $462,155, which was $457,155 more than required.



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members
Croft & Bender LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

January 27, 2006

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

CROFT & BENDER LLC

SUPPLEMENTARY DATA
December 31, 2005

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2005	$	686,413
Less non-allowable assets		224,258
Net Capital	$	462,155

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	843,908
Audited financial statement adjustments to non-allowable assets		(157,495)
Members' Equity per Audited Financial Statements	$	686,413

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	508,101
Audited financial statement adjustments		(45,946)
Net Capital Per Audited Financial Statements	$	462,155

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	45,873
Total Aggregate Indebtedness	$	45,873
Ratio of Aggregate Indebtedness to Net Capital		0.10 to 1

SUPPLEMENTARY DATA
December 31, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Croft & Bender LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Croft & Bender LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
Croft & Bender LLC

In planning and performing our audit of the financial statements and supplementary data of **Croft & Bender LLC** (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

January 27, 2006